Filed by Athena Technology Acquisition Corp II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: The Air Water Company

Commission File No.: 132-02860

Set forth below are images of certain social media postings published on April 20, 2023 relating to the proposed business combination between Athena Technology Acquisition Corp. II, a Delaware corporation (“Athena”), and Air Water Ventures Ltd (“AWC”).

Athena SPACs' Post

Athena SPACs
1,444 followers
2h

Athena Technology Acquisition Corp. is proud to announce our business combination with Air Water Co today (Fmr. Eshara Water). Air Water Co and its visionary team, including CEO Alex Guy, are harnessing air-to-water technology to make water more sustainable and accessible than ever before. This type of innovation is exactly how Athena is involved in blazing trails. See the Bloomberg article here: https://lnkd.in/dE7Bh3mF

ATHENA

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Athena SPAC
@athenaspac

We are proud to announce our business combination with Air Water Co today. The team at Air Water Co is harnessing air-to-water technology to make water more sustainable and accessible than ever before. Athena is elated to support this type of #sustainability innovation.

ATHENA

11:28 AM · Apr 20, 2023 · 8 Views

Isabelle Freidheim's Post

Isabelle Freidheim

Founder and Chairman of The Board of Athena Technology Acquisition Corp., Athena Consumer Ac...

3h · Edited

Athena SPACs is pleased to announce our latest deal today with Air Water Co (Fmr. Eshara Water), a first-mover in direct air-to-water technology. This innovation represents the impactful endeavors that drive Athena. My sincerest gratitude to all who were involved. Here's to funding the future. See press release here: https://lnkd.in/dEZEhJJi

#spacs #water #technology #sustainability #innovation

44 · 4 Comments

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Isabelle Freidheim
@IFreidheim

Pleased to announce our latest @athenaspac deal today with Air Water Co, a first-mover in direct air-to-water technology. This tech is inspiring and represents the impactful endeavors that drive Athena. Here's to funding the future. Bloomberg article:
news.bloomberglaw.com/mergers-and-ac...

11:43 AM · Apr 20, 2023 · **4** Views

Thread

Athena SPAC
@athenaspac

We are proud to announce our business combination with Air Water Co today. The team at Air Water Co is harnessing air-to-water technology to make water more sustainable and accessible than ever before. Athena is elated to support this type of #sustainability innovation.

11:28 AM · Apr 20, 2023 · **20** Views

Athena SPAC @athenaspac · 21m

See press release live here:

businesswire.com

Air Water Ventures Ltd. to Go Public Through Business Combination ...

Air Water Ventures Ltd., a first mover in direct air-to-water technology (the "Company"), and Athena Technology Acquisition Corp. II (NYSE...

4

Athena SPACs’ Post

Athena SPACs
1,444 followers
4h · Edited

Athena Technology Acquisition Corp. is proud to announce our business combination with Air Water Co today (Fmr. Eshara Water). Air Water Co and its visionary team, including CEO Alex Guy, are harnessing air-to-water technology to make water more sustainable and accessible than ever before. This type of innovation is exactly how Athena is involved in blazing trails. See press release here: https://lnkd.in/drvfa2u5

ATHENA

9 · 1 Comment

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Isabelle Freidheim
@IFreidheim

Pleased to share our latest @AthenaSPAC deal today with Air Water Co, a first-mover in direct air-to-water technology. This tech is inspiring and represents the impactful endeavors that drive Athena. Here's to funding the future. See press release here:

ATHENA

businesswire.com
Air Water Ventures Ltd. to Go Public Through Business Combination with Ath...
Air Water Ventures Ltd., a first mover in direct air-to-water technology (the "Company"), and Athena Technology Acquisition Corp. II (NYSE: ATEK.U) ("

3:33 PM · Apr 20, 2023 · 8 Views

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the proposed transactions between Athena and AWC will occur and that the combined company will be listed on the New York Stock Exchange (the “NYSE”), the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including its ability to successfully execute is business plan, the likelihood and ability of the parties to successfully consummate the proposed transactions and future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Athena’s and/or the AWC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Athena and AWC. These statements are subject to a number of risks and uncertainties regarding AWC’s business and the proposed transactions, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the proposed transactions or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Athena’s stockholders in connection with the proposed transactions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed transactions; the risk that the approval of Athena’s stockholders for the potential transaction is not obtained; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed transactions; the ability of the combined company to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions, including as a result of a delay in consummating the proposed transactions; the risk that the proposed transactions may not be completed by Athena’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Athena; the risks related to the rollout of AWC’s business and the timing of expected business milestones; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on the NYSE following the proposed transactions; costs related to the proposed transactions; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in Athena’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 30, 2023. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Athena’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K (this “Report”). And while Athena may elect to update these forward-looking statements in the future, Athena specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Athena’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the proposed transactions, Athena, AWC and the combined company are expected to prepare a registration statement of the combined company required to be filed in connection with the proposed transactions (the “Registration Statement”), which will include preliminary and definitive proxy statements to be distributed to Athena’s stockholders in connection with Athena’s solicitation for proxies for the vote by Athena’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AWC’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, Athena will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Athena’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Athena, AWC, the combined company and the proposed transactions. This Report is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its shareholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to stockholders of Athena as of a record date to be established for voting on the business combination. Stockholders of Athena will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Athena Technology Acquisition Corp. II, 445 5th Avenue New York, New York 10018.

Participants in the Solicitation

Athena, AWC, the combined company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Athena’s stockholders in connection with the proposed transactions. Investors and security holders may obtain more detailed information regarding Athena’s directors and executive officers in Athena’s filings with the SEC, including Athena’s Annual Report on Form 10-K, and amendments thereto, and Quarterly Report on Form 10-Q, in each case, as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Athena’s stockholders in connection with the proposed transactions, including a description of their direct and indirect interests, which may, in some cases, be different than those of Athena’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.